Exhibit 12

INTERNATIONAL PAPER COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollar amounts in millions)

		For the Years Ended December 31,
TITLE		2012	2013	2014	2015	2016
(A)	Earnings (loss) from continuing operations before income taxes and equity earnings	$967.0	$1,228.0	$872.0	$1,266.0	$956.0
(B)	Noncontrolling interests, net of taxes	(5.0)	17.0	19.0	21.0	2.0
(C)	Fixed charges excluding capitalized interest	782.0	705.5	694.2	700.2	748.2
(D)	Amortization of previously capitalized interest	24.2	24.7	23.9	20.7	19.5
(E)	Distributed income of equity investees	—	—	56.1	35.0	59.7
(F)	Earnings (loss) from continuing operations before income taxes and fixed charges	$1,768.2	$1,975.2	$1,665.2	$2,042.9	$1,785.4
Fixed Charges
(G)	Interest and amortization of debt expense	$714.7	$648.3	$642.9	$643.5	$694.5
(H)	Interest factor attributable to rentals	61.6	56.1	51.3	56.7	53.7
(I)	Preferred dividends of subsidiaries	5.7	1.1	—	—	—
(J)	Capitalized interest	36.6	17.0	23.2	24.8	28.2
(K)	Total fixed charges	$818.6	$722.5	$717.4	$725.0	$776.4
(L)	Ratio of earnings to fixed charges	2.16	2.73	2.32	2.82	2.30

NOTE: Dividends on International Paper's preferred stock are insignificant. As a result, for all periods presented, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges.